MACKEY PRICE THOMPSON & OSTLER
                           A Professional Corporation
                         Attorneys and Counselors at Law

                                American Plaza II
                          57 West 200 South, Suite 350
                          Salt Lake City, UT 84101-3663
                             Telephone 801-575-5000
                                Fax 801-575-5006


Randall A. Mackey
rmackey@mpwlaw.com





                                                   December 8, 2006




VIA EDGAR

Thomas A. Jones, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Comments:     Re:      Paradigm Medical Industries, Inc.
                       Amendment No. 1 to Registration Statement on Form SB-2
                       Filed October 24, 2006
                       File No. 333-137334

Dear Mr. Jones:

         We are in receipt of the Staff's letter dated October 31, 2006 with respect to the above- referenced Amendment No. 1 to Registration Statement on Form SB-2 (the "Registration Statement"). We are responding to the Staff's comments in behalf of Paradigm Medical Industries, Inc. (the "Company") as set forth below.

         For ease of reference, we have set forth the Staff's comments and the Company's responses below.

Calculation of Registration Fee
-------------------------------

         1. We note your response to prior comments 2 and 5. It generally is inconsistent with Section 5 of the Securities Act to renegotiate the terms of a private transaction after you have filed a resale registration statement regarding the related shares. Please tell us how your activity was consistent with Section 5.

         The Company did not renegotiate the terms of a private transaction after initially filing its Form SB-2 Registration Statement on September 15,
2006. Prior to filing the Registration Statement, the Company entered into verbal agreements on September 14, 2006 with the noteholders to amend the Registration Rights Agreements dated February 28, 2006 and April 27, 2005 to limit the total number of registrable shares that the Company is required to register for resale by means of a registration statement to no greater than 60,000,000 shares of common stock. These verbal agreements were the result of prior negotiations with the noteholders.

Securities and Exchange Commission
December 8, 2006
Page 2
___________________________________


         The Company later memorialized these verbal agreements to amend the Registration Rights Agreements by entering into written amendments to the Registration Rights dated February 28, 2006 and April 27, 2005. These written amendments to the Registration Rights Agreement were signed on October 18, 2006, but made effective as of September 14, 2006, the date of the verbal agreements to amend the Registration Rights Agreement. The written Amendment to the Registration Rights Agreement dated April 27, 2005 and the written Amendment to the Registration Rights Agreement dated February 28, 2006 were included as Exhibits 10.31 and 10.32, respectively, to Amendment No. 1 to the Registration Statement, which was filed on October 24, 2006.

Outstanding Commitments to Issue Shares, page 4
-----------------------------------------------

         2. Please refer to prior comment 4. Please provide your analysis of how you have determined that you will be authorized to issue the shares registered for resale for the duration of the offering.

         The Company is currently authorized to issue 800,000,000 shares of common stock and 5,000,000 shares of preferred stock. As the table on page 4 of the Registration Statement discloses, the Company currently has outstanding commitments to issue 1,081,938,296 shares of common stock, assuming full conversion of $3,146,791 of convertible notes at a conversion price of $.003 per share. There is no assurance, of course, that the conversion price will not be reduced further, thus requiring the issuance of additional common shares upon the conversion of all the notes. It is not likely, however, that the common shares underlying the warrants will be issued in the short term because the warrants are exerciseable at either $.10 or $.20 per share.

         Because 60,000,000 shares of common stocks are being registered for resale in the offering and the Company has agreed not to register any additional common shares for resale by the selling stockholders, the selling stockholders must rely on Rule 144 under the Securities Act of 1933, as amended, for the resale of any shares after all 60,000,000 shares have been resold. Generally, under Rule 144, a person holding restricted shares for a period of one year may, every three months, sell in ordinary brokers' transactions or in transactions directly with a market maker, a number of such shares equal to the greater of
(i) one percent of the then outstanding shares of common stock, or (ii) the average weekly trading volume of common stock during the four calendar weeks preceding the sale of such shares.

         In view of the limitations of selling restricted shares under Rule 144, the Company believes that the selling stockholders would resale the shares registered in the offering before selling shares under Rule 144. In the unlikely event that the Company would issue 800,000,000 shares of common stock before all of the 60,000,000 registered shares have been resold, the Company would no longer be able to issue additional common shares to the selling stockholders until it amends its certificate of incorporation to increase the number of authorized shares of common stock. This action would require shareholder approval at a special meeting of shareholders.

Selling Stockholders, page 52
-----------------------------

         3. Please refer to prior comment 6. Given your previous relationship between you and the selling stockholders, please tell us why this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Securities and Exchange Commission
December 8, 2006
Page 3
___________________________________


         From your comment it can be inferred that the issue is whether the selling stockholders might be deemed to be statutory underwriters and, as a result, whether the Registration Statement is appropriately structured as a secondary offering. It should be noted that the Company disclosed at page 63 of the Registration Statement that the selling stockholders may be deemed to be underwriters. However, given the nature of the transaction, the Company believes the selling stockholders should not be deemed to be statutory underwriters for the following reasons:

         (a) The convertible notes are expected to be converted over a longer period of time than were the convertible notes whose underlying shares were previously registered for resale in the registration statement that was declared effective on June 30, 2005 (Commission File No. 333-126063). The reason that the conversions would take place over a longer time period is because the selling stockholders in the current offering have an incentive not to convert and sell their shares too quickly since the effect of such action could be to drive the stock price down to the point that the excess conversion shares would not be covered either by the Registration Statement or by the number of shares of common stock authorized in the Company's certificate of incorporation.

         (b) The selling stockholders, including the holders of the convertible notes, have the characteristics of stockholders, rather than underwriters, for the following reasons:

              (i) No underwriting commissions or indemnification provisions of the type normally associated with an underwritten offering are involved in the transaction.

              (ii) The holders of the convertible notes are under no obligation to convert their notes and sell their stock. The timing of any conversion and sale is completely within their control.

              (iii) The holders of the convertible notes are under covenant not to effect short sales.

              (iv) The length of time the holders of the convertible notes can be expected to hold the convertible notes, because of reasons stated previously, is uncharacteristic of a distribution.

              (v) Unlike underwriters that seek to reduce market risk in the performance of their function as a conduit for the issuer to sell its shares to the public, the selling stockholders have accepted significant risk associated with ownership of the convertible notes. The holders of the convertible notes have the full risk of their investment if the stock price crashes for any reason, whether caused by their trading patterns or not. The contractual and practical limitations restrict the noteholders' ability to divest their investment if the stock price falls precipitously. The Company is currently in a financially tenuous position and the noteholders have incurred a significant portion of this risk.

         Thus, for the above stated reasons, the manner of the offering (particularly timing), the economics, and the level of risk associated with it are significantly different in the Company's convertible note transaction from that of the typical underwritten transaction. Whereas, in a typical underwritten offering the focus of the underwriters is to minimize risk and liability, and move the securities quickly (usually within days), the structure of the convertible note financing is to accept a significant amount of investment risk, and hold the securities longer. For emerging companies like Paradigm Medical Industries, an interpretation that the selling stockholders are statutory underwriters would undoubtedly limit its ability to procure vital capital

Securities and Exchange Commission
December 8, 2006
Page 4
___________________________________



because the selling stockholders already have significant risk and have not bargained for additional underwriter liability (particularly in the absence of an underwriting fee).

         4. Please tell us the status of the shares issued on July 5, 2006. If the selling stockholders own Paradigm shares, then revise the table.

         The selling stockholders sold the 3,000,000 common shares that were issued on July 5, 2006. The sale of the shares took place on July 5 and 6, 2006 (1,500,000 shares were sold on July 5 and 1,500,000 shares sold on July 6). In our letter dated October 23, 2006 to the Staff, we neglected to include the sale of these shares in the table that identified the dates that the selling stockholders sold shares during the past year. Upon further review of their records, the selling stockholders have advised us of the sale of the 3,000,000 shares on July 5 and 6, 2006. In addition, none of the selling stockholders currently own any shares of the Company's common stock.

         5. Please tell us whether all shares previously registered for these selling stockholders have been resold. If they have been resold please tell us why you amended exhibit 10.31. Also, tell us the relationship, if any, between the reference on page 9 of the prospectus to an obligation to sell $500,000 convertible notes that may be converted into 166,666,667 shares of common stock and the reference in exhibit 10.31 to 166,666,667 shares.

         All shares previously registered for resale in the registration statement that was declared effective on June 30, 2005 (Commission File No. 333-126063) have been resold. The Company amended the Registration Rights Agreement dated April 27, 2005 to limit to 60,000,000 shares the total number of registrable shares that the Company is required to register for resale by means of a registration statement. The Registration Rights Agreement dated April 27, 2005 was amended to show that the Company has no intention of filing any additional registration statements to register additional shares that may be issued to the selling stockholders if there are further conversions from the $2,500,000 in convertible notes issued pursuant to the securities purchase agreement dated April 27, 2005.

         This will also confirm that there is no relationship between the reference on page 9 of the prospectus to an obligation to sell $500,000 convertible notes that may be converted into 166,666,667 shares of common stock and the reference in Exhibit 10.31 to 166,666,667 shares. The reference on page 9 to 166,666,667 shares of common stock issuable upon the conversion of $500,000 in convertible notes is determined by dividing the $500,000 in notes by $.003 per share, which is the $.005 market price of the Company's stock as of November 15, 2006 after a 40% discount. The reference to 166,666,667 shares of common stock in Exhibit 10.31 refers to the number of shares registered for resale in the registration statement that were declared effective on June 30, 2005. The 166,666,667 shares registered in that registration statement were determined by dividing $2,500,000 in convertible notes by $.03 per share, which was the $.05 market price of the Company's common stock as of June 22, 2005 after a 40% discount, times two as required under the Registration Rights Agreement dated April 22, 2005.

Plan of Distribution, page 60
-----------------------------

         6. Please revise your disclosure to explain your selling shareholders' plan of distribution. For example, given your response to prior comment 6, if the selling shareholders plan to sell the shares prior to or immediately after conversion, you should disclose the plan. If the volume of shares traded in the public market affects the selling shareholders' conversion decisions, please discuss that effect.

Securities and Exchange Commission
December 8, 2006
Page 5
___________________________________

Also explain the selling shareholders' need to rely on Rule 144 as mentioned on page 9 and how that affects the plans for the resale of the shares included in this registration statement.

         The Registration Statement has been revised to explain the selling stockholders' plan of distribution, including whether the selling stockholders plan to sell the shares prior to or immediately after conversion and whether the volume of shares traded in the public market affects the selling stockholders' conversion decisions. In addition, an explanation has been provided on the selling stockholders' need to rely on Rule 144 when selling their shares and how Rule 144 affects the plans for the resale of the shares being registered in this Registration Statement.

Exhibits
--------

         7. Please tell us the authority on which you rely to file exhibits 31 and 32 with this amendment.

         Exhibits 31.1, 31.2, 32.1 and 32.2 have been deleted as exhibits to this Registration Statement.

         If you have any questions or comments, please do not hesitate to call me at (801) 575-5000.

                                            Very truly yours,

                                            /s/  Randall A. Mackey

                                            Randall A. Mackey
cc:      Russell Mancuso
             Securities and Exchange Commission
         Raymond P.L. Cannefax
             Paradigm Medical Industries, Inc.